EXHIBIT 3


SECURITIES AND EXCHANGE COMMISSION

(Release No. 35 - _______________)

Filings Under the Public Utility Holding Company Act of 1935 ("Act")

________________, 1998


          Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to the provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendment(s) thereto is/are available for public inspection through the Commission's Office of Public Reference.

          Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by __________, 1998 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact

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     or law  that  are  disputed.  A person  who so  requests  will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

          Central and South West Corporation (70-9119)

          Central and South West Corporation ("CSW"), a registered holding company, and Central and South West Services, Inc. ("Services" and, collectively with CSW, the "Applicants"), a service company subsidiary of CSW, have filed a Post-Effective Amendment No. 1 (the "Amendment") to a Form U-1 Application-Declaration in this file under Sections 6(a), 7, 9(a), 10, 11 and 12(b) of the Act, and Rule 54 thereunder.

          Specifically, the Applicants request authority to (a) permit Services to engage in the business of marketing, selling, leasing and renting to consumers electric bicycles, electric tricycles, electric skateboards and electric scooters ("Electric Vehicles" or "EVs"), as well as retrofit kits to convert traditional bicycles to electric bicycles, each of which is described in Exhibit 1 attached thereto (collectively referred to herein as "EV Sales & Leasing"); (b) permit Services to provide financing to, or guarantee borrowings by, creditworthy non-commercial customers in connection with their purchase or

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     lease  of EVs  ("EV  Customer  Financing")  utilizing  funds  available  to
     Services through its participation in the CSW money pool system; and (c) permit CSW to use borrowings from the CSW money pool system to finance the EV Business by making loans and providing guarantees and other credit support through Services up to an aggregate amount outstanding at any time of $25 million ("EV Business Financing", and together with EV Sales & Leasing and EV Customer Financing, the "EV Business"). Applicants request authority to engage in the Ev Business through December 31, 2003.

          Services proposes to provide EV Sales & Leasing activities to sporting equipment stores, bicycle shops, non-commercial entities such as universities and government organizations and, on a smaller scale, to individuals via the Internet. In connection with EV Sales & Leasing, CSW proposes to provide EV Business Financing through Services to support the purchase of Electric Vehicles and thereby encourage public utilization of Electric Vehicles for transportation. Such EV Business Financing would be coordinated by CSW through use of the CSW money pool system, as authorized by Commission orders dated March 31, 1993, September 28, 1993, March 18, 1994, June 15, 1994, February 1, 1995, March 21, 1995, March 28, 1997 and
     April 3, 1998

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     (HCARNos.  25777,  25897,  26007,  26066,  26226,  26254,  26697 and 26854,
          respectively).

          EV Customer Financing provided by Services may take the form of guarantees, capital leases, operating leases or promissory notes with terms of one to five years, with pricing to be competitive with that readily available in the market for similar financial instruments. Loans made by Services directly or, with respect to which Services is providing a guarantee, will have an average annual interest rate not to exceed prime plus 7%. Such loans may be unsecured or secured by a lien or other security interest in the Electric Vehicle or other real or personal property other than utility assets. Services will obtain funding through its participation in the CSW money pool system. The Applicants expect that most of such financing will be placed by Services with third party lenders and leasing companies.

          By increasing the availability of Electric Vehicles the Applicants hope to aid in the advancement of new electro-technologies and the use of electricity as an alternative source of fuel for vehicles. Electric Vehicles offer customers a functional, efficient and affordable method of using electricity as a fuel source.

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          The  Applicants  also  anticipate  that the  marketing and sale of new technologies associated with the Electric Vehicles will increase customer awareness of other potential uses of electricity, resulting in an increase in overall demand for electric service, both within the states in CSW's service areas and in surrounding regions. CSW has four operating company subsidiaries--Public Service Company of Oklahoma, Southwestern Electric Power Company, West Texas Utilities and Central Power & Light Company (the
     "Operating   Companies")--which   service  portions  of  Texas,   Oklahoma,
     Louisiana and Arkansas (the "Service Areas"). The promotion of a new market for Electric Vehicles will spur demand for electricity and help the Operating Companies make a successful transition from a regulated industry to a competitive one. EV Sales & Leasing activities are also expected to enhance CSW's name recognition and customer loyalty.

               The Applicants request that they be permitted to engage in the EV Business both within the Service Areas of the CSW Operating Companies and in all other areas of the United States (the "Target Market"). During the twelve-month period beginning on the first day of January in the year following the date the Applicants commence the EV Business pursuant to the approval of the Commission, and for each subsequent calendar year thereafter, total revenues of Services derived from the
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     EV Business in the states the Service  Areas will exceed total  revenues of
     Services derived from the EV Business in all other states.

               The Applicants will treat its EV Business as a separate cost and revenue center for accounting purposes.

               CSW proposes to provide EV Business Financing to Services in an aggregate amount outstanding at any time of up to $25 million. These funds would be designated for specific use by Services in support of the EV Business. CSW further proposes to guarantee or to act as surety on bonds, indebtedness and performance and other obligations undertaken by Services in connection with its EV Business. Such guarantees or arrangements may be made from time to time through December 31, 2002, and will expire or terminate no later than December 31, 2003. The total amount of all loans and guarantees for which authorization is sought will not exceed $25 million at any time outstanding. The Applicants will obtain funds to finance the EV Business through the CSW money pool system, as authorized by Commission orders dated March 31, 1993, September 28, 1993, March 18, 1994, June 15, 1994, February 1, 1995, March 21, 1995, March 28, 1997
          and April 3, 1998 (HCAR Nos. 25777, 25897, 26007, 26066, 26226, 26254,
          26697 and 26854, respectively).

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               The Applicants state that Services  currently has an insufficient staff to engage in the EV Business as described herein and will hire outside individuals or firms to conduct the EV Business activities. Such hiring will be done on a contract basis, and such persons will be
          deemed   independent   contractors  of  Services.   Such   independent
          contractors shall be paid by Applicants through commissions only and will receive no salary or employee benefits from Applicants. Through the date of this Amendment, Applicants have executed one agreement
          with  a  manufacturer  of  Electrical   Vehicles   pursuant  to  which
          Applicants have the right to market, sell, lease and rent Electrical Vehicles in several states within the Target Market.

               The Applicants will file certificates pursuant to Rule 24 under the Act within 60 days after the end of each calendar quarter setting forth the following information: (1) the dollar amount of revenues from each of EV Sales & Leasing and EV Customer Financing, including a separate calculation of dollar amount revenues from the EV Business in the states comprising the Service Areas and in all other states; (2) the type and dollar amount of any EV Business Financing by CSW in support of the EV Business during the quarter; (3) the aggregate outstanding amount of EV Customer Financing as of the end of the quarter; and (4) with respect to Services, an unaudited profit and

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     loss statement for the quarter and a statement of accounts as of the end of the quarter for the EV Business. The Applicants will also provide a description of any State utility commission findings concerning the EV Business or related transactions and will file as exhibits copies of all applications to, or orders issued by, State utility commissions pertaining to the EV Business or related transactions.

               For the Commission, by the Division of Investment Management, pursuant to delegated authority.

                                   Jonathan G. Katz
                                   Secretary


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